                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF DECEMBER 2013

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA: GUARANTEE REGULATIONS FOR OPERATIONS WITH RELATED PARTIES APPLIED TO MANDATORY CONVERTIBLE BONDS

Milan, 6 December  2013

The Board of Directors of Telecom Italia, chaired yesterday by Aldo Minucci to examine the Company's results update as of October 2013, also examined the issuing of the Guaranteed Subordinated Mandatory Convertible Bonds issued by TI Finance and convertible into Telecom Italia shares for an amount equal to 1.3 billion euros.

On the basis of the Control and Risks Committee's request, the Company considered the mandatory convertible bonds operation as an ‘operation with related parties of greater importance’; the preparatory and decision-making processes provided for as a guarantee in the internal procedures for operations with related parties was therefore carried out.

The Board of Directors therefore returned to discuss the mandatory convertible bonds on the basis of the specific opinion formulated by the independent directors, approving the operation after the verifications aimed at guaranteeing the Company's interests, as well as the substantial expediency and correctness of the initiative.

After the preparatory and approval process by the corporate boards, the Company defined the information document requested by Consob.

In this regard, it is hereby stated that the subscribers to the convertible bond who were given – on request – priority treatment in the bond allocation process are:

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BlackRock, with an investment of 200 million euros for a share of the bond equal to 15.38%

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Telefonica, with an investment of 103 million euros for a share equal to 7.92%

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Och Ziff Capital Management, with an investment of 40 million euros equal to 3.08%.

As regards the Shareholders' Meeting called for 20 December 2013, to proceed – if the revocation proposal formulated by Findim Group S.A. is approved – with the renewal of the Board of Directors, the presence in the slates of candidates filed pursuant to the law and the Bylaws of people who perform activities in competition with Telecom Italia has been noted. In the event of their appointment it is hereby specified that the Shareholders' Meeting shall be offered a special vote of authorization, pursuant to article 2390, subsection 1, of the Italian Civil Code.

A corresponding addendum to the Directors' report at the ordinary Shareholders' Meeting will be published on the website www.telecomitalia.com/assemblea.

Finally, the Board of Directors approved the integration of the composition of the Nomination and Remuneration Committee through the appointment of Director Angelo Provasoli (independent).

The full document prepared by the Company in response to the request for information from Consob (also valid as an information document pursuant to Consob Regulation no. 17221/2010), enclosing  the report of the Independent Directors, is shown below.

The document containing the considerations of the Board of Statutory Auditors, as requested by Consob, is also attached.

Telecom Italia Press Office +39 06 3688 2610 www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 www.telecomitalia.com/investorrelations

Release at the request of the National Commission for Companies and the Stock Exchange pursuant to art. 114 Legislative Decree n. 58/1998, which also apply as information document pursuant to art. 5 of Consob Regulation on operations with related parties, n. 17221/2010. 17221/2010

Introduction

As reported on 2 December 2013 and pursuant to art. 114, paragraph 5 of Legislative Decree n. 58/1998, Consob requested disclosure of the following information in a press release:

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chronological reconstruction of the decision-making process that led to the approval of the issue of subordinated mandatory bonds with guarantee by Telecom Italy called Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A. amounting to Euro 1.3 billion (the Bond Issue), with capital increase to service it;

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the opinions of the Company and the Board of Statutory Auditors on the timing and arrangements for involving the Telecom Italia Shareholders' Meeting for the mandatory convertible bond issue, for deciding on the exchange ratio and the period and arrangements for bond conversion, for the increase in share capital to service the Bond Issue and for the disapplication of the preferential subscription right;

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the considerations of the Company and the Board of Statutory Auditors on the relevance of the operation to subscribe the Bonds by Telefonica S.A., with reference to the provisions regarding operations with related parties.

It was specifically announced that the Company will comply with the request at the conclusion of the decision-making process of the Board of which the Control and Risk Committee of the Company asked for implementation in relation to the profile of subscription of the bond issue by subjects qualifying as related parties of Telecom Italia. In particular, the Committee, considered that in its downstream execution phase of the Board resolution (Bond subscription) the operation has assumed the characteristics of a relevant operation along the lines of Consob Regulation on operations with related parties, n. 17221/2010 (Consob Regulation), has requested   the execution of the preparatory and decision-making process set out in the Company Procedure for carrying out operations with related parties (the Procedure), in view of the resolution of the Extraordinary Meeting of Telecom Italy to be held on 20 December 2013. At the same time, in exercising the powers granted to it pursuant to the Procedure based on considerations of advisability, the Committee has qualified the operation as "of greater importance", vesting once more the Board of Directors that on 5 December 2013 therefore returned to vote on the basis of the opinion issued jointly by a Committee consisting of the Independent Directors not related to the operation (the Board Committee).

Therefore, this press release is also intended as information document pursuant to art. 5, Consob Regulation.

Chronological reconstruction of the decision-making process

Please refer to the annexed opinion of the Board Committee, for the chronological reconstruction of the decision-making process.

Following the request by Consob, it should be noted that the Bonds subscribers which have been given, on request, priority treatment in the bonds allocation process were:

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BlackRock, with an investment of 200 million euros, with a 15.38% share of the total;

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Telefónica, with an investment of 103 million euros, with a 7.92% share of the total;

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Och Ziff Capital Management, with an investment of 40 million euros, with a 3.08% share of the total.

Since in the press release related to the launch of the operation (7 November 2013) priority treatment was related to their status of shareholder, but (as reported in the press release issued by the Company on 2 December 2013, upon Consob's request) Telefónica S.A. is not registered directly in the Shareholders' Register of Telecom Italia, that indication is amended and clarified, indicating that priority was given to Telefónica S.A. in view of its nature of mere vehicle, as regards shareholders' agreements with significance for Telecom Italia pursuant to art. 122 of Legislative Decree n. 58/1998, attributable to Telco S.p.A., and therefore in its status of indirect shareholder and "in transparency".

Assessments relating to the timing and ways of involvement of the Shareholders' Meeting

The overall operation consists in the indirect issuing of a  mandatory convertible bonds, in which the company issuing the bonds is different from the issuer of the conversion shares. It is therefore an operation in several stages, the first of which was the issue of mandatory convertible bonds by the subsidiary Telecom Italia Finance S.A., the second (and final) is the increase in capital for the Bonds.

Each phase has its own specific decision-making process and, in the architecture of the operation underway, the phase of the resolution of the increase in capital to service the Bonds occurs after issuance and placement of the bonds, it being understood that - in the event of failure to obtain approval for the increase in capital by the Shareholders' Meeting of Telecom Italia by 28 February 2014 - the Regulation of the Bonds provides the option of early redemption for the issuer, as also indicated in the Directors' report at the extraordinary Shareholders' Meeting of Telecom Italia.

This is not technically involved in the issuance of the Bonds, nor in the definition of the exchange ratio, the period and the procedures for conversion of the bonds, but only in the approval of the increase in capital through the issuance of ordinary shares with dividend entitlement exclusive to service the Bonds, according to the criteria determined by the relevant regulation. In particular, the issue price of the conversion shares of the increase in capital will be determined on the basis of the provisions contained in the Regulation of the Bonds and will thus range from a minimum of  0.6801 euros (corresponding to the Maximum Conversion Ratio, initially equal to 147,037.2004 ordinary shares per bond) and a maximum of 0.8331 euros (corresponding to the Minimum Conversion Ratio, initially equal to 120,033.6094 ordinary shares per bond), subject to adjustment, and provided that further criteria for the types of voluntary conversion as a result of specific events and regulation in shares of the interests of the Bonds, where permitted.

For completeness, it should be noted that the Bond Issue is governed by English law, apart from the provisions on subordination, which, for those regarding the Telecom Italia Finance S.A., are governed by Luxembourg law and, for those regarding the Telecom Italia, by Italian law.

With regard to the timing of the Shareholders' Meeting, on 7 November the methods and the successful placement of the Bonds represented an uncertain and future element for the Board of Directors of Telecom Italia: hence the mandate to complete the proposed resolution and explanatory report and to establish the date of the convening of the Shareholders' Meeting, both in an ordinary session (upon the request for convening of the shareholder Findim Group S.A., pursuant to art. 2367 Civil Code) and extraordinary session (so as to decide on the increase in capital, but also the ancillary proposal to eliminate the par value of the shares). Once certain of the Bond placement, the date of the meeting was reported by the CEO of the Company during the press conference held Friday 8 November 2013, with publication of the single notice 9 November 2013.

For details on the characteristics of the Bonds, please refer to the Directors' report , outlining the proposal to the Shareholders' Meeting, available at the website www.telecomitalia.com/assemblea, which also includes (also in Italian, for information purposes only, with the original text in English prevailing in case of inconsistency) the aforementioned Regulation.

Considerations on the relevance of the operation with reference to the provisions relating to operations with related parties

As noted in the introduction, the Board of Directors, after having considered the assessments of the Control and Risks Committee, on 5 December 2013 reapproved the initiative, as it has been redefined in its implementation phase, after the Board resolution, as operation with a related party of greater importance.

Notices

The risks related to the potential conflicts of interest arising from the operation concern the theoretical possibility that the same does not occur in the interest of Telecom Italia, or involve the application of different and/or disadvantageous conditions comparing to those which might be applied to similar operations with unrelated subjects.

However, it is excluded that in carrying out the operation, Telecom Italia is exposed to such risks in consideration: (i) of the interest of the Company to benefit from a financial and asset structure strengthening from the Bond, (ii) of the fact that the Bond subscription was carried out and the conversion of bonds into conversion shares will be on equal terms for all investors and (iii) of the application of the Procedure, which confirmed the Company's interest, the substantial expediency and correctness of the operation.

Description of the operation

For a description of the operation please refer to the Directors' Report to the Extraordinary Shareholders' Meeting, paragraphs "Reason, purpose and method of execution of the increase in capital" and "Main features of the bonds issue" published at the website www.telecomitalia.com/assemblea.

Indication of related parties with which the operation is entered into

The main shareholder of Telecom Italia is Telco S.p.A., which holds 22.387% of the ordinary share capital of Telecom Italia and whose capital with voting rights is currently divided among the following shareholders: Intesa Sanpaolo S.p.A. (11.62%), Mediobanca S.p.A. (11.62%), companies belonging to the Assicurazioni Generali Group (30.58%) and Telefónica S.A. (46.18%). Among the shareholders of Telco S.p.A. there is a shareholders' agreement, which regulates - among other things - the presentation of a slate for the appointment of directors of Telecom Italia (the extract of the agreement is available at the Consob website www.consob.it, in the section relating to information on listed issuers).

Pursuant to item 3 of the Company procedure for for carrying out operations with related parties, the related discipline is also applicable to the parties of shareholders' agreements governing the appointment to the office of Company Director, where the slate thus presented is the Majority Slate pursuant to art. 9 of the Company Bylaws, as was the case for the slate presented by Telco S.p.A. at the Telecom Italia Shareholders' Meeting held on 12 April 2011.

The Bonds were subscribed by the following related parties:

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Banca IMI S.p.A., a subsidiary of Intesa Sanpaolo S.p.A. for an amount of 2 million euros;

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Telefónica S.A., for an amount of 103 million euros;

For completeness, it should also be noted that the directors of Telecom Italia Jean Paul Fitoussi and Gaetano Miccichè are respectively member of the Supervisory Board and member of the Management Board and General Manager of Intesa Sanpaolo S.p.A.; Cesar Alierta Izuel and Julio Linares Lopez are respectively Chairman and Vice Chairman of the Board of Directors of Telefónica S.A..

Economic reasons and the reasons for the expediency of the operation

The reasons for the operation are set out in the Directors' Report to the Extraordinary Shareholders' Meeting, paragraph "Reason, purpose and method of execution of the increase in capital" published on the website www.telecomitalia.com/assemblea, as well as analysed in the opinion of the Board Committee  annexed.

Methods for determining the consideration of the operation

With respect to the method for determining the consideration and the criteria adopted for the definition of the issue price of the conversion shares, reference is made to the Directors' Report to the Extraordinary Shareholders' Meeting, paragraph "Criteria for the determination of the issue price of the increase in capital".  The issue price of the increase in capital  to service the Bonds was also the subject of the opinion of the independent auditors PricewaterhouseCoopers S.p.A., issued pursuant to the law. Both documents are available on the website  www.telecomitalia.com/assemblea.

As then represented in the opinion of the Board Committee annexed, after the Board meeting of 7 November 2013 and in view of the Shareholders' Meeting, the management of the Company has appointed Studio Tasca S.r.l. to prepare a fairness opinion on the issue price of the notes and the effects of the disapplication of the preferential subscription rights in the increase in conversion share capital. The opinion is being developed by Mr. Roberto Tasca, Full Professor of Economics of Financial Intermediaries at the Department of Business Sciences of the University of Bologna, and Mr. Francesco Corielli, Associate Professor of Mathematical Methods for Economics and Actuarial and Financial Sciences at the Department of Finance of the Luici Bocconi University of Milan. The two consultants do not have economic, equity and financial relations neither with the issuer nor its subsidiaries.

According to the subject and purpose of the assignment, the term of office is set at 20 December 2013 (the date of convening the Extraordinary Shareholders' Meeting called to approve the increase in capital), for an amount of 220,000 euros.

Effects of the operation

For the economic, equity and financial effects of the operation reference is made to the Directors' Report to the Extraordinary Shareholders' Meeting paragraph "Pro-forma effects on capital and financial position", published at www.telecomitalia.com/assemblea.

The amount of the remuneration of the directors of the Company and/or its subsidiaries will not change as a result of the operation.

Approval Process

An accurate summary of the assessment and approval process is contained in the opinion of the Board Committee annexed.

On 5 December 2013 the Board of Directors,

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noted (i) the requalification as an operation with a relevant related party of the overall operation of the bond issue by TI Finance, with mandatory conversion into Company shares and (ii) the choice of the Control and Risk Committee to treat it as an operation of major importance;

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acquired the reasoned opinion of the Committee Board in favour of the Company's interest as regards fulfilment of the operation as well as advantages and substantial fairness of the relevant conditions.

confirmed the decisions already taken in regard on 7 November 2013, and, as required, also approved the operation as an operationwith a related party of greater importance, giving the Chief Executive Officer the necessary mandate to implement the resolution as adopted, with the favourable vote of the Directors Aldo Minucci - Vice Chairman, Marco Patuano - CEO, Cesar Alierta, Tarak Ben Ammar, Massimo Egidi, Jean Paul Fitoussi, Gabriele Galateri, Julio Linares, Gaetano Micciché, Angelo Provasoli, Renato Pagliaro, Mauro Sentinelli, contrary Directors Lucia Calvosa and Luigi Zingales.

* * *

Other information

Argentina

As required, with reference to the press release issued by the Company on 2 December 2013 upon  Consob's request, pursuant to art. 114, paragraph 5, of Legislative Decree n. 58/1998, it should be noted that, with regard to the disposal of the Group's interest in Telecom Argentina, the opinion issued by Barclays Group to the Control and Risks Committee referred to therein was an opinion on the fairness for Telecom Italia, from a financial point of view, of the total consideration agreed.

INCREASE IN SHARE CAPITAL WITH DISAPPLICATION OF THE PREFERENTIAL SUBSCRIPTION RIGHT BY THE ISSUE OF ORDINARY SHARES TO SERVICE THE SUBORDINATED MANDATORY BOND ISSUE GUARANTEED BY TELECOM ITALIA CALLED GUARANTEED SUBORDINATED MANDATORY CONVERTIBLE BONDS DUE 2016 CONVERTIBLE INTO ORDINARY SHARES OF TELECOM ITALIA S.P.A. AMOUNTING TO 1.3 BILLION EUROS – OPINION EX ART. 8, PARAGRAPH 1, LETTER C) OF CONSOB REGULATION NO. 17221/2010

Introduction

•

After a first, general overview of the initiative on 30 October 2013, the Control and Risks Committee prepared the placement operation for the bonds with mandatory conversion into Telecom Italia shares on its meeting on 6 November 2013, focussing on the size of the placement, the recourse to a specific instrument instead of an increase in capital with preferential subscription right, the costs of the initiative (and in particular, the higher cost of the bond with mandatory conversion into savings shares compared to the bond converting into ordinary shares), as well as the appointment of related parties Mediobanca S.p.A. and Banca Imi S.p.A as Co-Bookrunners.

•

While explaining the project, during the same meeting, the management reported that Telefónica S.A. was undertaking preliminary assessments regarding participation in subscription of the bond issue. At Mr. Zingales' request to clarify if the whole operation would, as a result, qualify as a transaction with related parties, the Company replied by excluding such qualification since, on the one hand, it was an operation to be conducted at  market conditions, and on the other, the participation of related parties in the operation was at the time uncertain.

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On 7 November 2013 the Board of Directors of Telecom Italia S.p.A. approved, among other things, with Director Calvosa voting against the proposals:

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an operation to strength the asset and financial structure of the Group, in the form of the issue by Luxembourg based controlled company Telecom Italia Finance S.A. of bonds guaranteed by Telecom Italia, with mandatory conversion into ordinary and/or savings shares issued by the latter, to be placed with qualified investors in overnight mode (and to be subsequently listed: the Bonds);

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to put the proposal to increase the capital to service the Bonds, with consequent disapplication of the preferential subscription right, to an Extraordinary Shareholders' Meeting (subsequently called for 20 December 2013), formulating a specific recommendation to the management to favour placement of the bonds convertible into ordinary shares, in light of the higher cost of the notes with conversion into savings shares. Mrs. Calvosa explained that reason for her vote against the operation was that she did not acknowledge its advantage for the Company compared to other possible alternative operations, and she did not agree with the resulting dilution of shareholders' holdings without any measure of compensation.

•

During the meeting, the management reported that, to maximise the possibilities of success of the operation, and to minimise its impacts on the share price of the conversion shares, in the context of an offer that was in any event structurally configured for an undifferentiated group of qualified investors, contact with the principal "market" shareholders and the shareholders of Telco S.p.A. had been requested, as part of a wall-crossing procedure managed by the banks appointed to place the issue.

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At the same meeting, Mr. Alierta declared that Telefónica S.A. (whose Board he Chairs) intended to subscribe to the Bonds. No Director made a formal declaration of interest in the operation pursuant to article 2391 of the Italian Civil Code.

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The operation was announced to the public on the evening of 7 November, with a press release that referred to

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the objective "to promote the maximisation of the placement of the Ordinary Convertible Bonds, according to the market demand"

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and that  "Bond purchase orders from qualified  investors that are also shareholders of Telecom Italia S.p.A. have obtained priority treatment in the allocation process."

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This press release was not submitted to the Board of Directors for approval.

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Bookbuilding was carried out on the evening of 7 November by BNP Paribas, J.P. Morgan Securities plc, Morgan Stanley & Co. International plc, as Joint Global Co-ordinators and Joint Bookrunners; Citigroup Global Markets Limited, Credit Suisse

Securities (Europe) Limited, Deutsche Bank Ag (London Branch), Banca Imi S.p.A, Mediobanca - Banca di Credito Finanziario Società per Azioni, Ubs Limited, Unicredit Bank Ag (Milan Branch) as Co-Bookrunners. Demand permitted the placement of the bonds with conversion into ordinary shares only, and the pricing of the coupon and conversion premium was determined on the morning of 8 November, and the basic price of the conversion shares was determined on the evening of the same day, with settlement on 15 November 2013.

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The operation was presented to the Board of Directors, which approved it as a market operation addressed to an undifferentiated group of qualified investors and as such, in itself, not intended for shareholders (let alone related parties).

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At actual execution of the placement, also as a result of the procedural criteria indicated above, priority was given to certain shareholder-investors, which resulted in a subscription of a 7.92% portion of the Bonds by Telefónica S.A., for an investment of 103 million euros.

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Banca Imi S.p.A. was found to have subscribed a sum of 2 million euros, without having requested preferential treatment.

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In response to a request formulated by Consob pursuant to art. 115 of legislative decree 58/1998 (CFL), intended to elicit the considerations of the Company regarding the relevance of the subscription by Telefónica S.A. in light of the regulations on transactions with related parties, on 14 November 2013, the Company formulated the opinion "that the subscription of the bonds by a related party, together with other unrelated qualified investors, is in fact analogous with the subscription of "syndicated loans from a pool of banks in which a related party and a plurality of other unrelated subjects are shareholders", which are considered operations with related parties "unless the minority role played by the related party within the consortium, merely as a participant, is evident", as stated in point 1.7 of Communication no. DEM/10078683 of 24 September 2010. For this purpose, pursuant to the orientation expressed by this Honourable Commission, "regard shall be had to the influence of the related party in decision-taking regarding the economic and legal conditions of the loan, as well as of the related party's share of the whole loan".

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In its meetings on 27 November and 4 December 2013, the Control and Risks Committee received a detailed report on the communications between the management of the Company and exponents of Telco S.p.A., and its shareholders, in the days immediately preceding the meeting of the Board of Directors on 7 November. The necessary in depth investigations by the Control and Risks Committee and the Board of Statutory Auditors regarding the correctness of the communication process to third parties of information regarding the Bonds in that phase of the operation are continuing.

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The Control and Risk Committee examined the question of subscription of the Bonds (also) by subjects related to Telecom Italia in the same meeting, with the legal support of its consultant Luca Enriques, Professor of Commercial Law at Università LUISS “Guido Carli” of Rome.

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Considering that, on the basis of the information then available, starting from the subscription of the Bonds, the operation - as an increase in capital in favour of bondholders, with disapplication of the preferential subscription rights of most shareholders - assumed the features of a relevant transaction pursuant to the Regulations, the Control and Risks Committee requested that the preparatory and decision-making processes set out in the Procedure be carried out, in view of the last phase of the procedure to complete the Bond Issue1, as a bond issue with indirect mandatory conversion: the resolution by the Extraordinary Meeting of the Shareholders of Telecom Italia, called to approve the increase in capital reserved to service it.

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At the same time, in exercising the powers granted to it pursuant to paragraph 19 of the Procedure and, regardless of its related amount, based on considerations of advisability, the Control and Risk Committee has qualified the operation as "of greater importance", vesting once more the Board of Directors,  required to vote on the basis of the opinion issued jointly by all the independent Directors of the Company, with the exception of the Directors related to  the specific operation:

Directors Lucia Calvosa, Massimo Egidi, Angelo Provasoli, Mauro Sentinelli, Luigi Zingales (the Board Committee).

•

Pursuant to paragraph 11 of the Procedure for the performance of transactions with related parties, adopted by the Board of Directors of Telecom Italia S.p.A. pursuant to art. 4 of  Consob Regulation no. 17221/2010 (the Procedure) laying down provisions for operations with related parties, Director Jean Paul Fitoussi was excluded as he was Director of the Supervisory Board of Intesa Sanpaolo S.p.A., whose banking group includes Banca Imi S.p.A. and the office of Chairman of the Board Committee was covered by Director Zingales,  being the senior independent director in office.

•

As of the moment in which the Control and Risk Committee has qualified the operation under examination as a operation with related parties of greater importance there have been no preliminary activities in which the Control and Risk Committee and/or the Board Committee needed to be involved. The Control and Risk Committee and the Board Committee have excluded the need to appoint their own advisors on the herein examined operation, deeming that sufficient background information has been obtained by the management and by external parties of which the Committee has decided to avail itself to express this opinion pursuant to the Regulation and the Procedure.

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The Committee Board met on 4 December 2013. On that occasion, the members of the Committee Board not being part of the Control and Risk Committee were informed of the conclusions of the activity of the Control and Risk Committee.

•

This opinion, issued pursuant to art. 8, subsection 1, letter c) of Consob Regulation no. 17221/2010, and of paragraphs 33 and 34 of the Procedure, can in no way be treated as an act of the management body. The assessment and final decision on the completion and on the contents of the operation remain the exclusive competence of the Board of Directors in its entirety.

Interest of the Company

•

The interest of the Company in the operation has been illustrated in the Directors' report on the proposed increase in capital to service the bond issue (published on 26 November 2013 and available on the website www.telecomitalia.com/assemblea), to which the Board Committee refers.

•

In brief, the interest should be identified in the need to strengthen the Group's  financial position, which the management has also sought to attain by means of the sale of the investment in Telecom Argentina, as well as by means of further measures presented to the Board of Directors together with the 2014-2016 Industrial Plan.

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The bond issue is therefore functional to:

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increase the financial flexibility of the Group, and at the same time reduce the need for and risks of refinancing;

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allow the company to face the changed rating situation and passage to sub-investment grade with the necessary prudence, limiting the downgrade to a single rating level;

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guarantee that the options to further reduce indebtedness can be considered more calmly, also in relation to the progress of the company.

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In view of the identification of necessary resources in financial instruments with equity content in a range between 1 to 1.5 billion euro, the bond issue seemed to be the most effective solution as  – especially where compared with alternative instruments offered as an option  – it allows (i) to minimize the Company's exposure to market risks, thanks to the peculiar rapidity of  the so called overnight placement, and (ii) to maximize the issue price (at a premium rather than at a discount, compared to the market price at the time of placement of the bond issue).

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According to the Board Committee, the opinion on the compliance of the bond issue with the company interest, already expressed by the Board of Directors pursuant to art. 2441, subsections 5 and 6 of the Italian Civil Code, to justify disapplication of the preferential subscription right of pre-existing shareholders, does not change upon integration of the conditions for the existence of a related party operation during execution, of placement with the undifferentiated target audience.

•

The Board Committee also noted that, within the context of the bond issue placement, the subscription of the notes by outright investors (including stable, direct or indirect shareholders) was in the Company's interest as such investors - unlike hedge investors - would not cover their purchase of the notes by re-selling ordinary shares of the company against cash.

Expediency of the operation

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The Committee Board deems that the expediency of the operation (i.e. the values at which it has been carried out so far and will be carried out) should be assessed primarily in terms of the fairness of the conversion price of the bonds issued within the scope of the Bond Issue, the subscription price of the related conversion shares, besides the price of the Bond Issue itself.

•

The fairness of the capital increase issue price to service the Bonds had been specifically illustrated in the Director's report to the Shareholders' meeting, which, as required by law (art. 2441, subsection 6 of the Italian Civil Code) described the criteria adopted for its fixing and the reasons behind their choice, intrinsically linked to the nature of the market operation. Reference is hereby made to those considerations.

•

The procedure applied for the determination of the issue price was therefore based, as usual for this type of financial instrument, on a purely market-based criteria (therefore "objective"), where the presence of related parties between the subscribers of the Bond issue is not (and was not) able to determine any effect.

•

The independent auditors PriwaterhouseCoopers S.p.A. was then asked to issue an opinion on the subscription price of the conversion shares to be issued to service the bond issue – as required by law: art. 2441, subsection 6, of the Italian Civil Code and art. 158, subsection 1, TUF (Consolidated Law on Finance) – and on 29 November 2013 it has issued a report (the fairness opinion). In its conclusions, it expresses the opinion, among other things that “the valuation approach adopted by the Directors  for the purposes of determining the issue price of the Conversion shares of Telecom Italia within the scope of the capital increase with disapplication of the preferential subscription right to service the conversion of the Bonds […]  is appropriate, as in the circumstances it is reasonable and not arbitrary, and that, in particular, it has been correctly applied for the determination of the Minimum Conversion Price of euro 0.6801” (the document is available on the website www.telecomitalia.com/assemblea).

•

Therefore, in order to have a report for the Shareholders' Meeting from an independent third party on the fairness of the issue price of the notes as well as the effects of the disapplication of the preferential subscription right in the increase of the conversion capital, the Company's management assigned the task of preparing the specific fairness opinion to StudioTasca S.r.l. (which used the services of Professor Roberto Tasca, Full Professor of Economics of Financial Intermediaries at the Department of Business Sciences of the University of Bologna, and Professor Francesco Corielli, Associate Professor of Mathematical Methods for Economics and Actuarial and Financial Sciences at the Department of Finance of the Luigi Bocconi University of Milan).

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The Board Committee in the meeting of 4 December 2013 had access to a preliminary version of the analysis by Studio Tasca and the relative conclusions, which were explained by the two consultants.

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Specifically, this analysis shows that even the bond issuance occurred at a fair value from a financial point of view, in terms of the valuation of the instrument's key components (implicit options on Telecom Italia ordinary shares and flow of coupons).

•

The Board Committee,

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on the basis of the considerations already made in the illustrative report with regard to the proposal to the Shareholders' Meeting to increase the conversion capital;

−

having regard to the opinion on the fairness of the issue price of the shares to be issued at the service of the Bonds, given by the Company's external auditor pursuant to the Italian Civil Code and the CFL;

−

having noted the conclusions reached by the consultants Professor Tasca and Professor Corielli as part of the assignment – independently conferred by the

Company's management – to provide a fairness opinion on the issue price of the notes;

−

having ascertained that the consultants referred to in the previous point are qualified as independent professionals in accordance with the criteria set out in Annex 4 of Consob Regulation no. 17221/2010,

in consideration of all the above and in light of their expertise and knowledge, it considers the economic conditions of the operation to be correct, confirming that – also on the basis of the considerations made before with respect to the Company's interests – it will be carried out with values deemed favourable for the Company.

Substantial correctness of the conditions of the operation

•

In the meeting of 7 November 2013 the conditions of the operation were illustrated to the Board of Directors by the management and by the Joint Global Co-ordinators and Joint Bookrunners as standard and aligned with market practices.

•

Moreover, the Committee obtained an analysis made by a primary international commercial bank not involved in the definition or placing of the Bonds, which compares the Bond issue with comparable issue operations of Mandatory Convertible Bonds. The analysis, which covers the terms of issue, execution methods and pricing methods, confirmed that the operation under review is in line with the benchmark operations.

•

The Committee also established that the conditions applied to Telecom Italia's related parties who subscribed to the Bonds (namely those who over time may purchase the relative bonds, inter alia destined to be listed on a regulated market or multilateral trading system recognized internationally by March 2014) were and will be the same conditions applicable to bondholders that do not qualify as related parties.

•

Specifically, the “priority treatment” granted to shareholders in the bond allocation process, and towhich Telefónica S.A. asked to benefit, exclusively consisted of receiving priority in the allocation of the order with respect to the orders of eligible institutional investors that are not shareholders: the appointed banks assigned

Telefónica S.A. (in the absence of a formal distribution process) 100% of the amount requested compared to an average of around 50% received by outright investors.

•

The opinion requested pursuant to Article 8 of the Consob Regulation on operations with related parties concerns the substantial correctness of the operation conditions. The Board, supported by its consultant, therefore considers that any conditions of non-compliance with the procedures may be relevant for the purposes of this opinion to the extent they are capable of adversely affecting the determination of the substantive conditions of the operation.

•

The Board, in the meeting of 4 December 2013, with the support of its consultant, examined the considerations made by Director Zingales, detailed below, assessing whether they could adversely affect the determination of the substantial conditions of the operation. In a careful examination, the Board, after extensive discussion, even on the basis of the opinion illustrated by Prof. Tasca, the opinion on fairness provided by PwC and the opinion given to the Company by Prof. Piergaetano Marchetti, decided to exclude this risk given the characteristics of the process of determining the substantial conditions in this case.

•

Specifically, given the operating methods of the bookbuilding process, it can be excluded that they were able to adversely affect the orders placed in the context of the bookbuilding process and, therefore, the economic conditions of the operation:

1.

the application of the procedure for carrying out operations with related parties only after subscription to the bonds by Telefonica and IMI;

2.

the communications that occurred between the Company's management and Telco shareholders;

3.

the granting of priority treatment to shareholders during allocation.

•

In light of the above as well as their expertise and knowledge, considering that the critical issues of the ordering process highlighted above did not in any case influence the substantial conditions of the operation, given the characteristics of the process of determining the prices outlined, the Committee deems the conditions of the operation to be correct from the substantial view point.

•

For greater transparency it is stated that the following disassociate themselves from the evaluations carried out before:

o

Director Calvosa, who, as already announced in the Board meeting of 7 November 2013, is “against the operation to increase the capital to service the conversion of the Telecom Italia Finance bond, not acknowledging its expediency for the Company compared to other possible alternative operations and not agreeing with the dilution of the shareholders' holdings without ensuing compensatory measures”;

o

Director Zingales who, while believing the operation to be in the Company's interests and carried out at fair values and as such classifiable as favourable, is of the opinion that the necessary substantial correctness requirements have not been met because in his opinion:

1.

The evaluation of substantial correctness includes an opinion on both the economic conditions of the operation and procedural correctness;

2.

In light of the information that was disclosed to the Control and Risks Committee during the meetings of 27 November and 4 December 2013, the procedure for operations with related parties should have applied from the outset.

3.

Even taking into account the nature of the operation, the access to information on the issuing decision and on its characteristics was discriminatory among shareholders.

4.

In a situation where demand for the bond was three times higher than the supply, Telefonica was favoured in the allocation at the time of distribution.

Conclusions

•

The Board Committee expresses the opinion that the operation:

−

is in the Company's interests,

−

is carried out with fair values and as such it qualifies as favourable;

−

meets the necessary substantial correctness requirements.

The opinion in favour of continuing the operation completion process does not change in light of the Bonds having been subscribed to (or the possible future purchase of bonds issued in this context)  by parties that qualify as related parties of Telecom Italia.

•

This opinion was given by the Board Committee in the meeting on 4 December 2013, which was attended by Directors Lucia Calvosa, Massimo Egidi, Angelo Provasoli, Mauro Sentinelli, and Luigi Zingales, with the participation of Auditors Enrico Maria Bignami (Chairman of the Board of Statutory Auditors), Roberto Capone, Gianluca Ponzellini, and Ferdinando Superti Furga. The opinion was approved by the majority of the Board Committee, with dissenting votes from Directors Calvosa and Zingales.

Footnotes

1

For completeness, and as described in the Directors' Report to the Shareholders' Meeting, if the latter should not resolve to approve the increase in capital by 28 February 2014, Telecom Italia Finance will be entitled to proceed to early redemption of the bonds, based on a redemption value of 102% of the par value, plus accrued interest, as well as an amount equal to 85% of the difference, if positive, between the current value and the initial conversion value, calculated as set out in the Regulations.

Milan, 5 December 2013

Statement of the Board of Statutory Auditors of Telecom Italia S.p.A. regarding Consob's request for information pursuant to article 114, paragraph 5, Legislative Decree 58/98

Further to the considerations made regarding the sale of the Telecom Italia Group holdings in Argentina contained in the press release disseminated by the Company on 2 December 2013, the further assessments that Consob, in a communication dated 28 November 2013 (proceedings: 6349/2013), asked the Board of Statutory Auditors of Telecom Italia S.p.A. to provide to the public, are set out below.

In particular, "in relation to the operation to issue a guaranteed  subordinated fixed rate mandatory convertible bonds for a maximum of 1,300 million euros due November 2016" (the "convertible bonds" and "the operation"), the Commission asked the Board of Statutory Auditors to:

1.

"provide its opinions on the timing and arrangements for involving the Telecom Italia Shareholders' Meeting for the mandatory convertible bond issue, for deciding on the exchange ratio and the period and arrangements for bond conversion, for the increase in share capital to service the bond issue and for the disapplication of the preferential subscription right, in light of the provisions of art. 2420-bis, paragraphs 1 and 2, and art. 2441, paragraph 5, of the Italian Civil Code", and to

2.

"indicate  its considerations on the relevance of the operation with reference to the provisions set out in Consob Regulation no. 17221/2010 regarding operations with related parties".

Firstly, it is stated that the Board of Statutory Auditors supervised the operation the operation during the meetings (i) of the Control and Risks Committee on 30 October, 6 November and 27 November, all held jointly with the Board of Statutory Auditors, (ii) of the Board Committee (meaning the Committee composed of all the independent and non-related Directors pursuant to art. 8, paragraph 1, letter c) of Consob Regulation no. 17221/2010 and the Procedure for the execution of related party operations adopted by the Company) of 4 December 2013, (iii) of the Board of Directors of 7 November and 5 December 2013, as well as (iv) its own meetings on 11, 12, 20, 28 and 29 November and on 5 December last.

The Control Body, which availed itself of the support of its own legal advisor, Paolo Montalenti, Professor of Commercial Law at the University of Turin, examined, among other things i) the documentation submitted to the Board of Directors on 7 November and 5 December 2013, ii) the call notice for the Shareholders' Meeting to be held on 20 December 2013 and the related documentation made available to the public by the Company, iii) the considerations of the Control and Risks Committee, iv) the opinion drafted by the Board Committee, v) legal and economic-financial opinions acquired.

Taking account of the above preamble, regarding request 1, we would make the following statement:

the Board of Statutory Auditors firstly ascertained that the provisions set out in art. 2420-bis, paragraphs 1 and 2 of the Italian Civil Code, which apply by hypothesis when the bond issue is carried out by the same company called on to issue the shares into which the bonds will be converted and which asks an extraordinary meeting of the shareholders of the issuing company to determine the exchange ratio, period and arrangements for the conversion, as well as the increase in capital to service the issue, do not apply. In the operation considered here, however, the bond issue was carried out by Telecom Italia Finance S.A., while the shares into which the bonds will be converted are those of its parent company, Telecom Italia S.p.A.. Therefore approval will be sought from the Meeting of the Shareholders of the latter only for an increase in share capital with disapplication of the preferential subscription right by the issue of ordinary shares to service the conversion of the bonds issued by Telecom Italia Finance

S.A. and guaranteed by Telecom Italia S.p.A..

The Control Body has also checked that the Telecom Italia Shareholders' Meeting called for 20 December 2013 was regularly called, and that the terms and arrangements set out in the current law regarding the making available of the reports on the topics on the agenda have been respected. In particular, with specific reference to the proposed increase in capital, the Board of Statutory Auditors has checked the completeness of the information contained in the explanatory report that, in compliance with art. 2441 of the Italian Civil Code and art. 72 of Consob Regulation no. 11971/1999 as amended, suitably represents - among other things - the interest of the Company in the operation, and the purposes thereof, the reasons for the disapplication of the preferential subscription right and the criteria for the determination of the share issue price, the adequacy of which was confirmed by independent auditors PricewaterhouseCoopers S.p.A. pursuant to art. 2441, paragraphs 5 and 6 of the Italian Civil Code and art. 158, paragraph 1, of legislative decree 59/1998. The characteristics of the bond issue, and the conditions and terms of conversion are also explained in the report.

Taking account of the above preamble, regarding request 2 we would make the following statement.

The Board of Statutory Auditors has checked the procedure for the issue by Luxembourg subsidiary Telecom Italia Finance S.A. of mandatory convertible bonds  into Telecom Italia shares to be placed in overnight mode with qualified investors. The operation was explained at the Board of Directors meeting on 7 November 2013 and was structured and approved as a market operation, since it was addressed to an undifferentiated public of qualified investors. The Board of Statutory Auditors has noted that during the meeting, Mr. Alierta declared the intention of Telefónica S.A. to subscribe to the bond issue, and has also noted that the management reported the contact with the principal qualified investors through the "wall-crossing" procedure, managed by the banks appointed to place the issue, and with the shareholders of TELCO S.p.A..

The operation was therefore susceptible to potentially be transformed into an operation with related parties in the subsequent execution phase.

The Board of Statutory Auditors agrees with the Control and Risks Committee in deciding to consider the operation to have assumed the features of an operation with related parties in the implementation phase, due to the subscription by Telefónica S.A. and Banca IMI S.p.A..

The Board of Statutory Auditors has noted that the Control and Risks Committee asked that the  Procedure for the execution of related party operations" adopted by the Company (the "Procedure") be adopted, qualifying the operation as one "of greater importance" on a voluntary basis, as permitted by said Procedure (Section 1, point 19).

The Board of Statutory Auditors has also noted that the priority treatment  accorded to Telefónica, among others, consisted of a priority over other investors in the allocation of the order by the appointed banks.

The Board of Statutory Auditors has also noted the favourable opinion expressed by the Board Committee composed of the unrelated independent Directors  (Lucia Calvosa, Massimo Egidi, Angelo Provasoli, Mauro Sentinelli, Luigi Zingales). This opinion was approved by a majority, with Directors Calvosa and Zingales dissenting. The opinion of the Board Committee considered that "the operation meets the interests of the Company, is being carried out at fair values, which as such may be qualified as advantageous, and satisfies the requisites of substantial correctness required".

The Board of Statutory Auditors also noted the comments made by Mrs. Calvosa; finally, it noted the critical observations made by Mr. Zingales regarding the requisites of substantial correctness of the operation, regarding which the Board of Directors is investigating further.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the nine months ended September 30, 2013 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2014-2016 period;

2. our ability to successfully achieve our debt reduction and other targets;

3. the increasing competition from global and local OTT (Over The Top) players (operators offering contents and services on the internet without owning its own proprietary telecommunications network infrastructure);

4. the continuing impact of increased competition in our markets, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets and our other principal markets;

5. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

6. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional voice business mainly due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

7. our ability to successfully implement our internet and broadband strategy;

8. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate, including recent changes to allowable charges for data and voice roaming;

9. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

10. as our services are technology-intensive, our ability to develop new technologies in order to avoid our services becoming non-competitive;

11. the impact of political developments in Italy and other countries in which we operate;

12. the impact of fluctuations in currency exchange and interest rates;

13. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil and Argentina), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil and Argentina);

15. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets; and

16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      December 6th, 2013

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager